First Midwest Bancorp

First Midwest

Safe Harbor Statement

This presentation may contain forward-looking statements regarding financial performance, business prospects, growth and operating strategies. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties and other factors, including those identified in First Midwest's Form 10-K and other Securities and Exchange Commission filings, copies of which will be made available upon request. With the exception of fiscal year end information previously included in First Midwest's Form 10-Ks, the information contained herein is unaudited. First Midwest undertakes no duty to update the contents of this presentation.

First Midwest Bancorp

2003 & Beyond

Markets

First Midwe



Wisconsin
Chicago
Iowa
Indiana
Illinois
Missouri
Kentucky

- **Illinois (IL)**
  - Population: 12.7 Million- 5th Largest
  - Deposits: $283 Billion- 3rd Largest
- **Chicago MSA**
  (Cook & 8 Surrounding Counties)
  - Population: 8.5 Million - 67% of IL; 2nd largest MSA
  - Deposits: $211 Billion - 75% of IL
  - Dep. Concent: 40.8% - #87 MSA
- **FMB Metro Chicago Footprint**
  (Lake, DuPage, Will and McHenry County
  Cook not included)
  - Population: 2.4 million
  - Deposits: $51 billion
  - Dep. Concent: 26.8%

Source: Branchsource CD and online info, June 2002 US Census

Full Year 2002 Highlights

First Midwest

	12/31/02	12/31/01	% Improvement
Net Income	$ 90,150	$ 82,138	9.75%
Diluted EPS	$ 1.86	$ 1.63	14.11%
Return on Average Assets	1.53%	1.43%	7.0%
Return on Average Equity	18.82%	17.89%	5.2%
Net Interest Margin	4.28%	4.10%	4.4%
Efficiency Ratio	48.20%	49.65%	- 2.9%
Non Performing Assets Ratio	.53%	.61%	- 13.1%

1st Quarter 2003 Highlights

First Midwest

	3/31/03	3/31/02	% Change
Net Income	$ 22,730	$ 22,071	3.00%
Diluted EPS	$ .48	$ .45	6.67%
Return on Average Assets	1.53%	1.55%	- 1.3%
Return on Average Equity	18.39%	19.39%	- 5.2%
Net Interest Margin	4.06%	4.32%	- 6.0%
Efficiency Ratio	49.16%	47.26%	- 4.0%
Non Performing Assets Ratio	.51%	.58%	- 12.1%

2002 Performance In Context

1993-2002

First Midwest

Earnings Per Share ($.75 to $1.86)	10% CAGR
Net Income ($42,300,000 to $90,150,000)	8% CAGR
Return on Assets (1.08% to 1.53%)	42% Improvement
Nonperforming Asset Ratio (1.29% to .53%)[(1)]	59% Improvement
Efficiency Ratio (63.0% to 48.2%)[(1)]	23% Improvement

(1) Data referenced is for the period 1994-2002

Shareholder Value

Stock Highlights: 4/30/03

First Midwest

Shares Outstanding	46.6 Mil
Avg. Daily Volume	65,500
Shareholders	7,500
– Insider: 8%	
– Institutional: 43%	
– All Others: 49%	
Market Capitalization	$ 1.3 Bil
Market Price	$ 27.68
Price/Book(1)	2.6x
Price/2002 Earnings	14.8x
Price/2003 Earnings(2)	14.1x

(1) Book Value as of 3/31/03

(2) Based on Consensus Estimate

Shareholder Value Trends

1993-2002

First Midwest

Market Cap ($B) ($.590 to $1.261)	**7.9% CAGR**
Dividends ($.26 to $.70)	**10.6% CAGR**

What Accounts For The Trend?

Six Significant Factors

I. Management Experience/Continuity

II. Mission Based Business Approach driven by Dedicated Strategic Planning Discipline

III. Mature Credit Control Culture

IV. Operational Control Tied To Continuous Business Process Improvement

V. Strength of Treasury Management

VI. Comprehensive Sales Process

First Midwest

I. Management Experience/Continuity

- Core Group to Early 80's
- Industry/FMB Incumbency
- Equity Participation
- Common Incentives
- Desire To Compete

II. Mission Based Approach & Dedicated Strategic Planning Discipline

- **Mission*** (First Adopted in 1991)
  - Client Faced
  - Needs Driven
  - Value Based

- **Strategic Planning** (Started Pre-formation: 1982)
  - Ten-Year Strategic Retrospective
  - Five-Year Forward Vision: 2007
  - Annual Update Synchronization
  - Linchpinned to Unit, Department, and Individual Plans

* For reference, Mission Statement attached at end of presentation

III. Mature Credit Control Culture

- Dedicated Loan Operations Center
- Parallel Approval Process
- Independent Loan Review
- Experienced Workout Group
- Diversified Portfolio
  - FMB Originated
  - Industry Risk Spread
  - Borrower Risk Spread

IV. Operational Control Tied To Continuous Business Process Improvement

- Centralized Support
  - State of the Art Administrative Centers
  - Comprehensive Budget and Profitability Analysis Discipline
  - Mature Technology Applications
- Continuous Business Process Improvement
  - Aggressive Vendor Management
  - Focused Technology Integration
  - Electronic Process Mapping
  - Strategic Sourcing Analysis

First Midwest

V. Strength of Treasury Management

- Robust Simulation Process
- Extensive Scenario Building
- Comprehensive Sensitivity Analysis
- Balance Sheet Flexibility
- Experienced Portfolio Management

First Midwest

VI. Comprehensive Sales Focus

- Retail Client Group: Mass Market
- Business Client Group: Custom Market
- Focused On Enormous Market Potential

First Midwest

Retail Client Group: Mass Market

- Omega Based Sales Management System
- Dedicated Product and Affinity Group Management
- Robust Channel Support
- Comprehensive Customer Relationship Management Approach
    - Eight Channels
    - 35 Million Client Touches
        - 53% Electronic
        - .5% Personal Bankers

Business Client Group: Custom Market

- Focused Middle Market Group
- Dedicated Specialty Lending Groups
- State of the Art Cash Management Group
- Dedicated Product Management
- Integrated Fiduciary Sales Management
- Unique Customer Sales Planning Process
  - Top 20% of Clients
  - Needs Based Interdisciplinary Planning

First Midwest

Focused On Enormous Market Potential

	FMB Metro Chicago Footprint	Illinois	United States
2002-2007 Population Growth	11.8%	6.0%	5.2%
Average HH Income	$88,159	$63,140	$58,330
% of Households with HH Income >$150,000	8.6%	5.2%	4.8%
Median Home Value	$123,902	$80,871	$93,807
% Households Owning Home	76.4%	63.1%	60.1%

Note: FMB Metro Chicago Footprint defined as DuPage, Lake, Will, McHenry County (does not include Cook county and outer FMB markets) Source: Branchsource Online; 2000 Census Data

These Six Major Factors Account For First Midwest’s Consistent Performance Over the Past Ten Years

2003 & Beyond: The Opportunities

- Within Our Client Base
- Within Our Immediate Market Footprint

First Midwest

Retail: Existing Client Opportunities

	% Clients Using	% with FMB	% Unmet	FMB Balance Opportunity
Deposit Services	89%	51%	38%	$846 million
Loan Services	43%	2%	41%	$8.5 billion
ATM/Debit Cards	75%	26%	49%	$21 million/revenue

Sources: 2001 Primary Research: Client Share of Wallet and Internal MCIF research. Based on 164,000 households and average account balances

Retail Market Potential Within Three Miles of Our Branch Footprint

First Midwest

- 1 Million Households To The 164,000 Retail Relationships Today
  - 16% share of households
  - 836,000 prospects within our footprint
- Financial Services Consumed
  - $6 billion checking balances
  - $24 billion savings balances
  - $14 billion retail credit
  - $47 billion mortgage balances
  - $35 billion in income producing assets

Source: Claritas I-express; three mile analysis of each branch. $35 billion in IPA potential based on 71,000 households with Income Producing Assets > $500,000

Commercial: Existing Client Opportunities

	% Clients Using	% with FMB	% Unmet	FMB Balance Opportunity
Transaction Services	79%	70%	9%	$297 million
Credit Services	77%	71%	6%	$848 million
Cash Management	50%	25%	25%	$2.2 million/revenue

Sources: 1998 Federal Reserve Board National Survey of Small Business Finances; tier 4 and 5; extracted from Raddon Financial Group 2002 Presentation and internal MCIF applied to 11,000 relationships

First Midwest

Commercial Middle Market Potential

- 30,000 businesses with sales over $1 million
- $8.7 billion Deposit Balance Potential
- $9.7 billion Loan Balance Potential
- $38 billion in Trust Asset Potential

Sources: Market Defined as Lake, DuPage, Champaign, Grundy, Knox, Lake, McHenry, Scott, Vermilion, Rock Island (Cook-not included) Branchsource Online (Deposit and Loan Potential calculation 30,000 x % using x average balances). Market potential from I-express; 1998 Federal Reserve Board Survey extracted from 2000 Raddon Financial Group Presentation

New Business Opportunities

First Midwest

	Client Opportunity	Market Opportunity
Retail Deposits	$850 million	$30 billion
Retail Loans	$8.5 billion	$61 billion
Commercial Deposits	$297 million	$8.7 billion
Commercial Loans	$848 million	$9.7 billion
Trust Assets	$8.0 billion	$73 billion

Source: Primary and secondary client research, average account balances, Branchsource online, US Census

In Conclusion

First Midwest

- We have carefully prepared ourselves for the competitive environment which we face
- There is enormous opportunity in both our client base and in the market place
- We have a comprehensive approach to retail and commercial markets
- Our confidence in our ability to execute in these markets is based upon our historical record of success

Addendum

First Midwest Mission Statement

First Midwest Mission Statement

We are in the business of helping clients achieve financial success throughout their economic life. We do by focusing on the broad range of their financial needs and delivering quality services that truly fulfill those needs.

We believe that only if each of us, those dealing directly with clients as well as those who support client contact people, assumes personal responsibility for the financial success of every client we come in contact with, will their success be assured.

We further believe that in fulfilling clients' financial needs we are creating significant value for them while at the same time creating value for ourselves and the company.

The financial success of our clients, thusly, will define our success as well as the company.

Selected Financial Information

lected Financial Information
mounts in thousands, except per share data)

	2003	2002				
	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
riod-End Balance Sheet						
tal assets	$ 6,050,593	$ 5,980,533	$ 5,980,533	$ 6,073,530	$ 5,910,959	$ 5,842,789
curities HTM - amortized cost	114,265	105,413	105,413	94,533	95,138	96,956
curities HTM - fair market value	114,731	105,568	105,568	94,686	95,272	97,088
curities AFS - fair market value	2,057,684	1,986,186	1,986,186	2,123,412	1,968,647	1,907,294
ortgages held for sale	18,160	18,521	18,521	15,670	9,919	10,306
ans:						
mmercial	936,436	897,845	897,845	914,531	897,603	854,039
ricultural	82,134	91,381	91,381	87,590	87,620	82,029
al estate - commercial	1,012,250	1,019,989	1,019,989	990,526	982,432	996,295
al estate - construction	376,715	344,509	344,509	317,136	323,525	323,754
al estate - 1-4 family	128,401	138,302	138,302	155,090	168,691	179,672
rect consumer	501,969	504,048	504,048	513,902	503,219	496,964
direct consumer	401,376	410,772	410,772	419,618	429,391	440,989
Total loans	3,439,281	3,406,846	3,406,846	3,398,393	3,392,481	3,373,742
her Assets:						
her earning assets	875	11,745	11,745	5,036	4,610	9,344
Total earning assets	5,630,265	5,528,711	5,528,711	5,637,044	5,470,795	5,397,642
rporate owned life insurance	142,658	141,362	141,362	139,902	138,287	136,819
tangibles:						
odwill	16,397	16,397	16,397	16,397	16,397	16,397
ortgage servicing rights	-	-	-	-	-	-
her intangibles	-	-	-	373	755	1,138
Total intangibles	16,397	16,397	16,397	16,770	17,152	17,535
posits:						
mand deposits	805,142	789,392	789,392	803,499	776,471	733,217
erest bearing deposits	3,390,326	3,383,562	3,383,562	3,456,263	3,448,369	3,436,961
Total deposits	4,195,468	4,172,954	4,172,954	4,259,762	4,224,840	4,170,178
d funds purchased and repurchase agreement	752,895	662,408	662,408	663,846	770,351	849,370
her borrowed funds	525,000	575,000	575,000	575,000	375,000	325,000
mmon equity	$ 492,822	$ 491,953	$ 491,953	$ 497,336	$ 477,162	$ 446,823
erage Balance Sheet						
tal assets	$ 6,005,885	$ 5,901,898	$ 5,997,371	$ 5,992,181	$ 5,850,117	$ 5,764,372
curities - HTM taxable	49,878	43,310	50,428	46,079	38,536	38,029
curities - HTM tax-exempt	59,266	54,900	44,179	59,110	61,959	54,418
curities - AFS taxable	1,403,335	1,463,643	1,502,245	1,513,220	1,433,349	1,404,135
curities - AFS tax-exempt	577,242	476,946	489,370	471,999	472,538	473,761
tal loans	3,408,390	3,382,508	3,395,872	3,391,423	3,381,871	3,360,377
her earning assets	22,210	19,465	23,075	26,607	15,646	12,330
Total earning assets	5,520,321	5,440,772	5,505,169	5,508,438	5,403,899	5,343,050
posits:						

	1st Quarter	YTD/Dec. 31	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
come Statement						
erest income	$ 74,565	$ 329,664	$ 78,221	$ 83,259	$ 84,241	$ 83,943
erest expense	22,424	110,910	25,468	27,801	27,945	29,696
t interest income	52,141	218,754	52,753	55,458	56,296	54,247
an loss provision	2,530	15,410	4,235	3,020	3,100	5,055
rvice charges on deposit accounts	6,281	25,362	6,948	6,439	6,219	5,756
ust revenue	2,553	10,309	2,507	2,543	2,551	2,708
ortgage banking revenues	-	-	-	-	-	-
rporate owned life insurance	1,296	6,728	1,460	1,831	1,739	1,698
curities transactions	66	460	427	9	24	-
her income	7,568	24,132	6,236	6,067	5,849	5,980
Total noninterest income	17,764	66,991	17,578	16,889	16,382	16,142
laries and benefits	20,012	80,626	19,833	21,017	20,217	19,559
cupancy and equipment	5,591	22,067	5,462	5,638	5,570	5,397
reclosed property expense	152	1,638	466	409	588	175
odwill amortization	-	-	-	-	-	-
her intangibles amortization	-	1,313	374	383	382	174
her expenses	11,083	42,408	9,561	10,659	11,857	10,331
Total noninterest expense	36,838	148,052	35,696	38,106	38,614	35,636
e-tax earnings	30,537	122,283	30,400	31,221	30,964	29,698
come taxes	7,807	32,133	7,934	8,542	8,030	7,627
t income	$ 22,730	$ 90,150	$ 22,466	$ 22,679	$ 22,934	$ 22,071
sic earnings per share	$ 0.48	$ 1.88	$ 0.47	$ 0.47	$ 0.47	$ 0.45
luted earnings per share	$ 0.48	$ 1.86	$ 0.47	$ 0.47	$ 0.47	$ 0.45
eighted average shares outstanding	46,978	48,074	47,425	47,839	48,403	48,647
eighted average diluted shares outstanding	47,229	48,415	47,714	48,146	48,774	49,047
x equivalent adjustment (1)	$ 3,922	$ 14,014	$ 3,700	$ 3,244	$ 3,557	$ 3,513
t interest income (FTE) (1)	$ 56,063	$ 232,768	$ 56,453	$ 58,702	$ 59,853	$ 57,760
ock and related per share data:						
ok value	$ 10.58	$ 10.42	$ 10.42	$ 10.44	$ 9.91	$ 9.21
ngible book value	10.23	10.07	10.07	10.09	9.55	8.85
vidends declared per share	0.19	0.70	0.19	0.17	0.17	0.17
arket price - period high	28.12	32.16	28.79	30.13	32.16	29.81
arket price - period low	24.89	23.34	23.80	23.34	26.24	27.01
osing price at period end	$ 25.81	$ 26.71	$ 26.71	$ 26.86	$ 27.78	$ 29.04
osing price to book value	2.4	2.6	2.6	2.6	2.8	3.2
riod end shares outstanding	46,582	47,206	47,206	47,616	48,165	48,534
riod end treasury shares	10,345	9,721	9,721	9,311	8,762	8,393
mber of shares repurchased	667	1,866	417	564	457	428
mmon dividends	$ 8,867	$ 33,558	$ 8,981	$ 8,105	$ 8,201	$ 8,271
her Key Ratios/Data:						
turn on average equity (2)	18.39%	18.82%	17.92%	18.46%	19.60%	19.39%
turn on average assets (2)	1.53%	1.53%	1.49%	1.50%	1.57%	1.55%
t interest margin (1)	4.06%	4.28%	4.10%	4.26%	4.43%	4.32%

	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
rent Company Data:						
rent investment in subsidiaries - end of perioc	$ 465,245	$ 461,973	$ 461,973	$ 465,101	$ 443,319	$ 408,395
sk-Based Capital Data:						
er 1 capital	$ 438,971	$ 434,583	$ 434,583	$ 432,771	$ 432,716	$ 427,458
er 2 capital	48,020	47,929	47,929	47,919	47,818	47,774
tal capital	486,991	482,512	482,512	480,690	480,534	475,232
sk-adjusted assets	$ 4,413,744	$ 4,374,486	$ 4,374,486	$ 7,492,113	$ 4,330,019	$ 4,302,405
er 1 capital / risk-based assets	9.95%	9.93%	9.93%	5.78%	9.99%	9.94%
tal capital / risk-based assets	11.03%	11.03%	11.03%	6.42%	11.10%	11.05%
verage ratio	7.38%	7.32%	7.32%	7.28%	7.44%	7.45%
ngible capital ratio	7.90%	7.97%	7.97%	7.93%	7.80%	7.37%
an Performance Data:						
onaccrual loans:						
mmercial	$ 5,342	$ 4,227	$ 4,227	$ 5,079	$ 6,326	$ 8,529
al estate - commercial	4,516	4,096	4,096	1,566	2,140	2,170
al estate - construction	1,091	1,000	1,000	564	552	1,568
al estate - 1-4 family	1,266	1,399	1,399	1,292	1,212	1,583
rect consumer	1,047	1,203	1,203	1,071	1,296	989
direct consumer	334	600	600	416	353	438
Total nonaccrual loans	13,596	12,525	12,525	9,988	11,879	15,277
negotiated / restructured loans	-	-	-	-	-	-
nperforming loans	13,596	12,525	12,525	9,988	11,879	15,277
reclosed real estate	4,044	5,496	5,496	2,972	4,582	4,289
nperforming assets	17,640	18,021	18,021	12,960	16,461	19,566
ans past due 90 days + and still accruing	7,497	3,307	3,307	9,820	3,564	4,739
serve for loan losses (RLL):						
.L	$ 48,020	$ 47,929	$ 47,929	$ 47,919	$ 47,818	$ 47,774
an loss provision	2,530	15,410	4,235	3,020	3,100	5,055
t charge-offs by category:						
mmercial	634	5,889	1,992	948	1,525	1,424
al estate - commercial	(12)	570	105	187	236	42
al estate - construction	1	1,123	50	15	36	1,022
al estate - 1-4 family	78	87	45	17	9	16
nsumer	1,738	7,557	2,033	1,752	1,250	2,522
Total net charge-offs	2,439	15,226	4,225	2,919	3,056	5,026
PA ratios:						
nperforming loans / loans	0.40%	0.37%	0.37%	0.29%	0.35%	0.45%
nperforming assets / loans + foreclosed real e	0.51%	0.53%	0.53%	0.38%	0.48%	0.58%
an loss ratios:						
.L / loans	1.40%	1.41%	1.41%	1.41%	1.41%	1.42%
.L / nonperforming loans	353.19%	382.67%	382.67%	479.77%	402.54%	312.72%
t charge-offs to average net loans	0.29%	0.45%	0.49%	0.34%	0.36%	0.61%

otnotes: